

Radius Gold Inc.
Suite 830 – 355 Burrard Street
Vancouver, BC Canada V6C 2G8

Tel: 604 801-5432
Fax: 604 662-8829
Toll Free: 1-888-627-9378

Email: info@radiusgold.com
www.radiusgold.com
RDU:TSX.V

January 11, 2008

BY FAX (202-772-9368) 2 pages

United States Securities and
  Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

<u>Attention</u>:   Brad Skinner, Senior Assistant
              Chief Accountant

Dear Sirs:

Re: **Radius Gold Inc. – Form 20-F for Fiscal Year Ended December 31, 2006
       Filed June 29, 2007; File No. 1-32556**

Further to your letter of December 18, 2007, Mr. David Cass, Vice-President, Exploration of Radius Gold Inc., responds to your comments as follows:

1.   Geological Mineral Deposits and Resources, page 10

The NI 43-101 published resource figure on the Tambor property was an independent report by the consultancy group, Chlumsky, Armbrust and Meyer, written in 2004. The report states that the 0.3 g/t cut-off was chosen for this initial resource assessment based on variograms and cross sections and plans that show good continuity of the mineralized zones at acceptable levels of confidence given the widely spaced drill holes, and is a typical cutoff grade for a heap leaching scenario. However, they state that the generally wide drill hole spacings of 50m made it difficult to show continuity of grades at higher cut-offs although higher grade intercepts do occur on many of the plans, and that additional drilling is needed. We are unable to glean from the report any details on the historical average gold price and average operating costs that might have been incorporated into the cut-off grade used, although metallurgical test work has shown excellent recoveries.

2. Ecuador, page 19

We propose to amend page 19 of the Form 20F regarding the Company's Ecuador property as follows:

1. Cerro Colorado is a 200m diameter hill with abundant pervasive silicification and was Newmont's main target area. The area has been tentatively interpreted as being at the roots of a large silica "Yanacocha-type" system. ~~Newmont took a total of 131 rock samples which gave values from trace to 2.7g/t Au.~~ The size of the alteration and the extent of the silicification make Cerro Colorado a high priority drill target.

2. The Reservoir anomaly is located at the north end of the greater Cerro Colorado project area. The anomaly consists of poorly outcropping sub vertical ribs of spongy silica with anomalous gold values. ~~A total of 27 rock samples taken by Newmont gave values from trace to 1.1 g/t Au.~~ The main drill target consists of outcrops of altered limonitized and silicified ignimbrite ~~which assays from trace to 1.1 g/t Au~~.

3. The Bola Rumi zone is situated 5km south of Cerro Colorado and consists of silica replacements within schistose Paleozoic or younger rocks. ~~Gold values from 69 samples gave values from trace to 4.5 g/t Au.~~ Quartz replacements occur for roughly 1km along strike. The Balo Rumi target also contains the highest silver values returned from Cerro Colorado. This is quite distinct from the other anomalies, where Ag values are low (<5g/t).

Please let us know if our proposed amendments to the Ecuador section of the Form 20-F are acceptable, and that no changes are required with respect to the Tambor Property disclosure. Thank you.

Sincerely,

RADIUS GOLD INC.

Per: [signature]

Sally Whittall,
Executive Assistant